FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


Check box if no longer subject to Section 16.

   Form 4 or 5 obligations may continue. See Instruction 1(b)
   Form 3 Holding Reported
X  Form 4 Transactions Reported


1. Name and Address of Reporting Person

   Mullikin     Dave           L.
   (Last)      (First)        (Middle)

   1700 Wyandotte Street
   (Street)

   Kansas City   MO           64108
   (City)      (State)        (Zip)


2. Issuer Name and Ticker or Trading Symbol

   SearchHound.com, Inc. SRHN


3. IRS or SocialSecurity Number of Reporting Person
   (Voluntary)


4. Statement for Month/Year
    05/01

5. If Amendment,Date of Original
   (Month/Year)


6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   X    Director	     10% Owner

   X    Officer (give   _____Other (specify below)
	     title
	     below)

   President and CEO


7.  Individual or Joint/Group Filing
     (Check applicable line)

    X     Form Filed by one Reporting Person
          Form Filed by more than one Reporting Person


Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security(Instr. 3)
   (Affiliate)Common Stock



2. Transaction Date
   (Month/Day/Year)


3. Transaction Code(Instr. 8)


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A)or(D)           Price


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 605,695

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.	(Over)
(Print or Type Response)



Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
	  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

2. Conversion or Exercise of Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
   (A)   (D)

6. Date Exercisable and Expiration Date (Month/Day/Year)
   Date Exercisable   Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
   Title     Amount or Number of Shares

8. Price of Derivative Security

9. Number of Derivative Securities Beneficially Owned at End of Year(Instr. 4)

10. Ownership of Derivative Security:Direct (D) or Indirect (I) (Instr. 4)


11. Nature of Indirect Beneficial Ownership(Instr. 4)


Explanation of Responses:

* Common Stock issued in lieu of compensation for services rendered on behalf of SearchHound.com, Inc.
**Common stock issued in lieu of compensation for services rendered or expenses incrred on behalf of SearchHound.com, Inc.


  /s/ Dave L. Mullikin                          June 1, 2001
**Signature of Reporting Person			Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.